FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of September, 2008

MAX RESOURCE CORP.

(formerly, VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

September 23, 2008

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX begins drilling at Indata Gold/Copper project in B.C.

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has commenced drilling on the Indata gold/copper project in central British Columbia, located 130 kilometres north of the community of Fort St. James.   Two target types exist on the Indata property - a lode gold target related to subsidiary structures to the adjacent Pinchi Fault system and a porphyry copper target probably related to Jurassic intrusions which have invaded these same structures.

The current program will start by completing a hole beneath a hole drilled in 1998 which returned 145 metres grading 0.20% copper including a final 24 metres grading 0.37% copper.  The 1998 drill program, as well as drilling conducted in 1996, was focused on an area where a drill access road-trench completed in 1995 had exposed significant copper mineralization, including a 75 metre section averaging 0.37% copper.

On completion of the first hole, drilling will move to the lode gold target where several holes are planned to test deeper levels of the system following insight garnered from the Mother Lode deposit model developed in California.  The Melones Fault Break, central to the California Mother Lode district, has been interpreted by a number of geologists to be analogous to the Pinchi Fault Break adjacent to the Indata property in British Columbia.  Of particular interest to the current program will be a hole planned to test below a drill hole completed in 1988 that intercepted four metres grading 47.26 grams per tonne gold.

Indata is one of two exploration projects in British Columbia recently optioned from Eastfield Resources Ltd. (TSX.V:ETF) as announced in our news release of June 9, 2008.   The other property optioned from Eastfield, the Howell gold project in south-eastern British Columbia, was the subject of a recent exploration program, with 1,300 metres of core drilling completed.  Analytical work is continuing and results are expected by mid October.  At Howell, a new area of carbonate hosted mineralization is evident in soil sample results recently received which indicate an area of highly anomalous gold, silver, zinc and lead results with maximum values for soil samples exceeding 10,000 ppm lead and 100 ppm silver.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a qualified person as that term is defined under National Instrument 43-101.

About MAX Resource Corp.

MAX Resource Corp. is a well-financed Canadian based exploration company with a diversified portfolio of mineral exploration projects in Canada and the Western United States.  Our properties include Uranium projects in the south western U.S. and northern Canada, Molybdenum in Alaska and Nevada, and Gold in Nevada and British Columbia.

For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (800) 248-1872 or (604) 637-2140

info@maxresource.com      www.maxresource.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date   October 7, 2008

By:      /s/ Stuart Rogers

Stuart Rogers

Director